Exhibit 99.1

i-80 Provides 2023 Summary & 2024 Plans - Highlighting Numerous Achievements & Catalysts

RENO, Nev., Jan. 9, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to provide an update on the Company's exploration and development programs at its Granite Creek, Ruby Hill, McCoy-Cove and Lone Tree Properties, highlighting key achievements realized in 2023 including; the commencement of mining operations, increasing gold production and continued success in defining and expanding gold and polymetallic mineralization at all core project sites. Numerous programs continue to be advanced to reach the Company's goal of building one of the largest precious metals producing companies in the United States. Key achievements in 2023 include:

Ruby Hill Property

  Multi-year drill program continued, confirming multiple discoveries and expanding mineralization in several zones - positive results from 2023 drilling include 15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m in hole iRH23-41 (Blackjack), 15.9 % Zn, 4.3 g/t Au & 284.4 g/t Ag over 7.2 m in hole iRH23-39 (East Hilltop CRD), 20.8 % Zn & 15.0 g/t Ag over 11.6 m in hole iRH23-30 (East Hilltop Skarn), 6.9 g/t Au over 50.7 m in hole iRH23-40 (Ruby Deeps) and 45.4 g/t Au & 50.2 g/t Ag over 17.5 m in hole iRH23-18A (Tyche) (see press releases dated August 2nd, August 24th and September 12th, 2023)
  Advanced permitting for underground development, detailed metallurgical work and processing plan under development
  Completed the acquisition of Paycore Minerals and its high-grade FAD deposit
  Advanced metallurgical testwork on Hilltop zones and FAD deposit
  Announced planned accretive partnership to augment the development of the Property and reduce capital requirements

Granite Creek Property

  Completed positive test mining programs in the Otto and Ogee Zones, resulting in the construction of six mining levels during the year and steady mining of mineralization in H2-2023
  Confirmed the potential of the South Pacific Zone with numerous highlight intercepts from surface and underground drilling programs including 15.5 g/t Au over 19.7 m in hole iGS23-05, 31.1 g/t Au over 21.9 m in hole GCPU23-22, and 28.7 g/t Au over 16.5 m in hole GCPU23-30 (see press releases dated October 11th , 2023 and December 14th, 2023)
  Secured oxide ore sale agreement
  Commenced shipping of sulphide mineralization stockpiles to Twin Creeks (NGM) for processing – processing commenced in December
  Completed the installation of "Well 6" to improve dewatering capabilities for the development of the South Pacific Zone in 2024
  Following additional definition drilling and test mining of the SPZ in 2024, the Company plans to release updated economic studies and resource estimates

McCoy-Cove Property

  Completed the Phase 1 underground development program (portal and decline)
  Positive results from the ongoing ~40,000 metre underground drill program defining the CSD/Gap and Helen Zones include 10.6 g/t Au over 38.8 m in hole iCHU23-14, 28.0 g/t Au over 10.4 m in hole iCHU23-23 and 25.4 g/t Au over 20.1 m in hole iCHU23-28 (see press releases dated September 7th and November 20th, 2023)
  Completed 40-day continuous pump test for final hydrological model, permitting and mine construction

"Though a difficult year for the mining sector, we are proud of the numerous achievements realized in 2023 and outstanding results from multiple projects.", stated Ewan Downie, CEO of i-80. "Once again, 2024 is expected to be an exciting and catalyst-rich year for i-80 with exploration, development, and mining projects complemented by economic studies and resource updates."

Ruby Hill Property

Ruby Hill is expected to become the Company's flagship project with ongoing plans to develop both gold and poly-metallic base metal deposits on the Property. With the expected incoming partnership, five main initiatives are planned at Ruby Hill for 2024 including the continuation of the multi-year drilling program, initial economic work for the planned gold and poly-metallic underground mine, permitting to allow for the commencement of underground development, initial resource estimates for the Blackjack, Hilltop and FAD deposits, and advancing metallurgical work related to the recoveries of gold and poly-metallic base metal mineralization for mining and processing planning.

In mid-2022, i-80 commenced a regional exploration program at Ruby Hill that has resulted in the discovery of five new mineralized horizons including Carlin-type gold, polymetallic CRD and zinc-rich skarn mineralization intersected in several new target areas located in close proximity to the underground infrastructure being planned for the Property (see Figure 1). Early in the 2023 program, a new zone of high-grade CRD mineralization was discovered in the eastern extension of the Hilltop fault structure that will be one of the primary targets of the 2024 program. To properly test this discovery, permitting of new roads was completed for access to this high-potential zone located approximately 200 m to the east of, and along strike from, the Upper Hilltop Zone where drilling has returned high-grade intercepts including 515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m, 1.9 g/t Au, 631.3 g/t Ag, 7.4 % Zn & 33.0 % Pb over 18.3 m and 60.2 g/t Au, 908.7 g/t Ag, 1.1 % Zn & 15.7 % Pb over 10.0 m (see press releases dated November 14th, 2022 and February 23rd, 2023).

The 2024 drill program will continue to focus on defining and expanding high-grade mineralization in multiple target areas including the Blackjack (skarn) and the Hilltop (skarn and polymetallic CRD) Zones, and advancing metallurgical work associated with these deposits. Drilling at Blackjack returned multiple world-class intercepts including 10.1 % Zn, 0.6 % Pb, 37.0 g/t Ag & 0.3 g/t Au over 116.3 m in hole iRH23-42, 16.1 % Zn, 0.1 % Pb, 12.4 g/t Ag & 0.5 g/t Au over 16.4 m in hole iRH23-43B and 15.6 % Zn, 8.7 % Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m (CRD) and 10.7 % Zn, 0.4 % Pb, 0.2 g/t Au & 37.0 g/t Ag over 47.9 m (skarn) in hole iRH23-41 (see press releases dated September 12th, 2023 and December 4th, 2023 ).

"The exceptional results realized at Ruby Hill have attracted significant interest and in late 2023, i-80 signed an exclusivity agreement with a third party related to a joint venture to advance Ruby Hill.", stated Tyler Hill, Chief Geologist of i-80. "Much of the ongoing work, which includes drilling and metallurgical testing, is being funded by our planned partner."

Permit submissions are in progress related to the commencement of underground development being constructed from the Archimedes pit. This underground development will provide improved access for definition drilling of the multiple gold, polymetallic and base metal deposits, test mining and advanced economic studies prior to mining. Detailed metallurgical testing programs are being completed for both gold and polymetallic base metal mineralization at Ruby Hill. This work will be utilized in economic studies for processing of both types of mineralization from the Ruby Hill Mine including advancing plans for the potential construction of a floatation plant on the property.

Figure 1 – Polymetallic Mineralization – Surface Plan - (all assays previously released) (CNW Group/i-80 Gold Corp)

Drilling of the FAD deposit that is located approximately two kilometres to the south of Ruby Hill was also completed in 2023. Earlier drilling completed by Paycore returned intercepts of up to 8.0 g/t Au, 79.0 g/t Ag, 10.0 % Zn & 1.0 % Pb over 27.4 m in hole PC22-10, and 7.1 g/t Au, 376.3 g/t Ag, 6.3 % Zn & 10.3 % Pb over 14.8 m in hole PC22-08A (see press releases dated November 14th, 2022 and December 6th, 2022). This drill program has demonstrated that the deposit remains open for expansion and multiple results remain pending that will be the subject of a separate press release.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District, including an idle leach plant and an active heap leach facility.

Granite Creek Property

Significant progress was made at Granite Creek in 2023 despite prevailing market conditions that resulted in operating with a smaller budget than planned. Initial test mining was completed in the upper portions of the mine workings that successfully demonstrated that the Otto and Ogee Zones can be mined effectively. Six levels were subsequently constructed and regular mining commenced in the second half of the year. The Granite Creek Property is strategically located proximal to Nevada Gold Mines' (NGM) Turquoise Ridge and Twin Creeks mines at the north end of the Battle Mountain-Eureka Trend, at its intersection with the Getchell gold belt in Nevada (See Figure 2). NGM began processing sulphide stockpiles from Granite Creek at the Twin Creeks processing plant in December.

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

A surface and underground drill program was initiated in H2-2023 with a focus on the South Pacific Zone ("SPZ") to demonstrate continuity of high-grade mineralization in two core areas of the deposit (see Figure 3). To-date, results from this program have been extremely positive with grades consistently in excess of 10 g/t Au and frequently in excess of 15 g/t Au. Highlight results from the surface program and the first three holes released to-date include 26.1 g/t Au over 5.7 m in hole iGS23-01, 25.6 over 5.5 m in hole iGS23-03B, and 15.5 g/t Au over 19.7 m in hole iGS23-05 (see press release dated October 11th, 2023). Highlights from initial underground drilling include 37.7 g/t Au over 7.6 m in hole GCPU23-20, 31.1 g/t Au over 21.9 m in hole GCPU23-22, and 28.7 g/t Au over 16.5 m in hole GCPU23-30 m (see press release dated December 14th, 2023). Multiple results remain pending from the 2023 program and additional definition and expansion drilling is planned in 2024.

Figure 3 – Long Section View of the Granite Creek Deposit (all assays previously released) (CNW Group/i-80 Gold Corp)

To facilitate the development of the SPZ, an additional dewatering well was installed and commissioned in the fourth quarter. The decline to access the South Pacific zone is expected to be completed in the first half of 2024, providing additional headings for mining and expected increased mining rates. Initial test mining of the SPZ, that is expected to become the primary mine horizon at Granite Creek, will be advanced in the first half of the year.

McCoy-Cove Property

The Cove deposit is one of North America's highest-grade gold deposits and is expected to be a core project within the Company's gold business. In 2023, the Phase 1 development program, consisting of the decline and exploration platform for a large-scale underground definition drill program was completed (Figure 4). The ongoing drill program, expected to comprise a total of more than 40,000 metres, is being completed on 30 metre spacing in advance of an updated resource estimate and economic study related to the construction of mining operation at McCoy-Cove. This program is focused on the CSD Gap and Helen Zones (Figure 5) that comprise the northwestern portion of the deposit.

Results from this program to date continue to confirm excellent grades, frequently in excess of 10 g/t Au, with widths that are consistently meeting or exceeding expectations. Highlight results from this drilling include (see press releases dated June 7th, 2023, July 10th, 2023, September 7th, 2023, and November 20th, 2023):

  12.8 g/t Au over 14.2 m, and 13.8 g/t Au over 7.6 m (iCHU23-05)
  11.1 g/t Au over 3.1 m, and 24.1 g/t Au over 14.0 m (iCHU23-07)
  14.9 g/t Au over 32.7 m (iCHU23-10)
  15.7 g/t Au over 22.5 m and 18.9 g/t Au over 29.3 m (iCHU23-11)
  10.6 g/t Au over 38.8 m and 11.1 g/t Au over 20.6 m (iCHU23-14)
  21.8 g/t Au over 10.3 m (iCHU23-22)
  28.0 g/t Au over 10.4 m and 21.0 g/t Au over 10.8 m (iCHU23-23)
  25.4 g/t Au over 20.1 m and 9.9 g/t Au over 6.2 m (iCHU23-28)

In addition to the underground drill program, the Company is also advancing development plans and the approvals required for a mining operation at Cove. During 2023, multiple holes were drilled for the installation of piezometers and a 40-day continuous pump test was completed for hydrological model for the Property and final dewatering permits.

Figure 4 – Portal and Decline at Cove (CNW Group/i-80 Gold Corp)

Figure 5 – 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Cove is one of the Company's primary assets and is host to a resource of:

Mineral Resources[1]
	Tonnage	Au Grade	Ag Grade	Gold	Silver
	(kt)	(g/t)	(g/t)	(koz)	(koz)
Indicated	1,007	10.9	29.1	351	943
Inferred	3,867	10.9	20.6	1,353	2,565
1. Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au, and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021 and an effective date of January 1, 2021.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to either American Assay Laboratories (AAL) or ALS Minerals (ALS) both of Sparks, NV, which are ISO 9001 and 17025 certified and accredited laboratories, independent of the Company. Samples submitted through AAL and ALS are run through standard prep methods and analysed using Au-AA23 (ALS) or FA-PB30-ICP (AAL) (Au; 30g fire assay for both) and ME-ICP61a (35 element suite; 0.4g 4 acid/ICP-AES) for ALS and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS) for AAL. Both AAL and ALS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results. All assays in this press release have been previously released.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at the Company's Properties and the potential of its Properties. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: please contact: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 09-JAN-24